January 7, 2009

VIA:	EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-3561

Attn; Scott M. Anderegg, Esq.

RE:	Peer Review Mediation and Arbitration, Inc.;
Amendment No. 1 to Form S-1;
SEC File No. 000-52712

Dear Mr. Anderegg:

Filed electronically on behalf of Peer Review Mediation and Arbitration, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the Staff’s written comments of November 25, 2008. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made. Each of the below responses coincides with the numbered comment included in your aforesaid letter. In addition, a hard copy redlined version of the Amendment has been forwarded directly to you via overnight delivery to facilitate your review of this filing.

Registration Cover Page

Comment No. 1

The appropriate box has been marked on the cover page.

Prospectus Cover Page

Comment No. 2

The Prospectus includes disclosure that sets a fixed price at which the selling security holders will offer and sell their shares. However, please note that the $17.50 exercise price of a Purchase Option bears no relationship to prospective price of the Company’s Common Stock if and when it begins to trade and this exercise price may only be adjusted by the Registrant’s Board of Directors, who has the right to lower this exercise price in its sole discretion. See the front of the registration statement, front cover page of the Prospectus, the summary at page 3 and Plan of Distribution (page 18) sections.

Comment No. 3

Securities and Exchange Commission

January 7, 2009

In reliance upon Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended, the Company closed a private offering of Units in June 2008, which included all but 26,060 of the Purchase Options. Pursuant to our phone conversation of Friday, December 19, 2008, the undersigned has advised you that it is the intention of the Company to gift these 26,060 Purchase Options to the subscribers of the aforesaid private offering on a pro rate basis, subject to the consent of the staff. This issuance will take place at a time acceptable to the Commission. In support of this request it is submitted that the consideration attributable to the issuance of the Purchase Options was nominal. In addition, it is submitted that this proposed action is similar to the issuance by an issuer of any other form of option, where there is also limited consideration paid for the security other than some relationship with an issuer. Pursuant to our phone conversation you had indicated that you believed such action has previously been allowed by the Commission, but you needed to research the same.

In the event the staff determines that the gifting of these Purchase Options in the manner described above is not consistent with existing securities laws, the Registrant will omit these shares underlying the relevant Purchase Options in the subsequent amendment to its registration statement.

Comment No. 4

The relevant disclosure has been revised in the Amendment. See pages 3, 14, 21 and Item 15 of Part II.

Comment No. 5

Consistent with our response to Comment No. 4, above, the relevant disclosure has been revised in the Amendment. See pages 3, 14, 21 and Item 15 of Part II.

Selling Shareholders

(page 13)

Comment No. 6

Disclosure has been added in the Amendment describing the transactions wherein the relevant Purchase Options were issued by the Registrant. See pages 13-14.

Liquidity and Capital Resources

(page 21)

Comment No. 7

Securities and Exchange Commission

January 7, 2009

The disclosure in the Amendment concerning the Registrant’s prior private offerings has been revised throughout the Amendment and is now consistent. Please note our responses to Comment No.’s 4 and 5, above.

Financial Statements

(page 38)

Comment No. 8

The Amendment contains updated financial information for the nine month period ended September 30, 2008 and 2007 pursuant to Rule 8-08 of Regulation S-X, as well as related updated disclosure in the MD&A section of the Prospectus.

Signatures

Comment No. 9

A revised signature page is included in the Amendment.

Exhibit 5.1

Comment No. 10

The opinion has been revised pursuant to the staff’s comment.

Form 10-K

Comment No. 11

Pursuant to our previously referenced telephone conversation, the Registrant hereby respectfully requests that it be allowed to only file the certifications in the amendment to its Form 10-K. In support of this request we note that the Registrant is unable to locate a word processed version of this report and it would be unduly burdensome to either retype the entire document or convert the same from HTML to a word processed document. In further support of this request It is also noted that (i) none of the Registrant’s securities trade at this time; and (ii) it is noted that other registrant’s have amended their reports by merely filing the revised their certifications following the cover page of the report, with a brief explanation following the cover page to explain the reason for the filing of the amendment.

Subject to your responses to Comments 3 and 11, above and based on the foregoing responses to the staff’s letter of comment and the revisions made by this Amendment, we believe this

Securities and Exchange Commission

January 7, 2009

Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date of Thursday, January 22, 2009, or as soon thereafter as practicable, is appropriate. If so appropriate, we will deliver to the staff a formal request for acceleration of effectiveness at least 3 business days prior to the date requested.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk